SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. ___) 1

TLC Vision Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

872549100
(CUSIP Number)

Trinad Capital Master Fund, Ltd.	Strategic Turnaround Equity Partners, L.P. (Cayman)
2121 Avenue of the Stars, Suite 1650	720 Fifth Avenue, 10th Floor
Los Angeles, California 90049	New York, New York 10019
(310) 601-2500	(212) 247-1468
Attn: Bruce Galloway

Larry Hopfenspirger
2025 Nicollet Avenue South, Ste # 203
Minneapolis, MN 55404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2010

(Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.☐

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 980447604
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,787,296
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,787,296
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,296
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53%
14		TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,787,296
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,787,296
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,296
5012		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53%
14		TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) n/a
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 543,910
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 543,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.08%
14		TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management LLC 90-0000838
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 543,910
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 543,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.08%
14		TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Ellin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.53%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 13,500
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 543,910
EACH REPORTING	9	SOLE DISPOSITIVE POWER 13,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 543,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,410
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.10%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * see item 3 herein
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 733,172
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 543,910
EACH REPORTING	9	SOLE DISPOSITIVE POWER 733,172
PERSON WITH	10	SHARED DISPOSITIVE POWER 543,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,082
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.53%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872549100		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larry Hopfenspirger N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filers
3		SEC USE ONLY
4		SOURCE OF FUNDS * see item 3 herein
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,499,436
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,499,436
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,436
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.96%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.             Security and Issuer.

This statement relates to the common stock, par value $.01 per share, (the “Common Stock”) of TLC Vision Corporation, under the laws of the country of Canada (the “Company” or the “Issuer”).  The principal executive office of the Company is located at 5280 Solar Drive, Suite 300 Mississauga, Ontario L4W 5M8

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), a Cayman Islands limited partnership, Galloway Capital Management LLC, a Delaware limited liability company (“Galloway Capital”), Trinad Capital Master Fund Ltd., a Cayman Islands corporation (“Trinad Capital”), Trinad Management, LLC, a Delaware limited liability company (“Trinad Management”), Robert Ellin (“Ellin”), Bruce Galloway (“Galloway”), Gary Herman (“Herman”) and Larry Hopfenspirger (“Hopfenspirger”), each citizens of the United States, (collectively, the “Reporting Persons”).

Strategic Turnaround is a fund primarily focused on investing in undervalued public equities.  Galloway Capital is principally engaged in serving as the general partner of Strategic Turnaround.  Gary L. Herman and Bruce Galloway are the managing members of Galloway Capital.  The address of the principal business office of Strategic Turnaround, Galloway Capital, Gary L. Herman and Bruce Galloway is c/o GCM Administrative Services, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.  Mr. Herman and Mr. Galloway are principally involved in the business of investments.

Trinad Capital is a fund dedicated to investing in micro-cap companies.  Trinad Management is principally engaged in serving as the general partner of Trinad Capital.  Robert Ellin is the managing member of Trinad Management. The address of the principal business office of Trinad Capital, Trinad Management, and Robert Ellin is c/o Trinad Capital Master Fund Ltd, 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90049.

Mr. Hopfenspirger is an individual investor principally involved in the business of investments.  The address for Mr. Hopfenspirger is 2025 Nicollet Avenue South, Ste # 203, Minneapolis, MN 55404.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of Common Stock beneficially owned by each of Strategic Turnaround and Trinad Capital was $111,055.62 and $87,724 (including commissions), respectively.  All of such funds were purchased with the working capital of Strategic Turnaround and Trinad Capital.  Mr. Galloway and Mr. Herman purchased the shares of Common Stock of the Issuer with personal funds at an aggregate purchase price of $156,233.15.  Mr. Hopfenspirger purchased the shares of Common Stock of the Issuer with personal funds at an aggregate purchase price of $87,213.78.

Item 4.	Purpose of Transaction.

Other than as set forth below, the Reporting Persons currently have no plan or proposal, which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired for and are being held for investment purposes.  The Reporting Persons are not satisfied with, and intend to object to the Company’s proposed plan of reorganization, which was filed with the United States Bankruptcy Court for the District of Delaware on December 21, 2009.  The Company’s plan contemplates, among other things, (i) the cancellation of all of the Debtors' existing common stock; and (ii) the issuance of common stock in a reorganized entity to the Debtors' prepetition secured lenders and certain members of senior management, and nothing for the equity holders.

In that regard, the Reporting Persons have had, and may continue to have, communications with other shareholders relating to alternative transactions involving the Issuer.  In addition, it is the intent of the Reporting Persons to communicate with Issuer’s lenders or potential lenders with regard to the proposed restructuring of the Issuer.  The Reporting Persons may also propose alternative transactions which may be more beneficial to the Issuer, its lenders, creditors as well as its equity holders.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. The Reporting Persons may, in the future, have influence over the corporate activities of the Issuer, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons render their own independent investment decisions.  An informal arrangement may be deemed to exist between the Reporting Persons.   Although there is no formal agreement between the Reporting Persons relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, the Reporting Persons, may seek to have discussions with management or the Board of Directors or the Issuer's lenders, advisors, other investors, or may determine to correlate their activities with respect to their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The aggregate percentage of shares of Common Stock outstanding reported owned by each Reporting Person is based on the 50,565,219 shares outstanding as of November 13, 2010, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2010.

As of the date hereof, each of Trinad Capital, Trinad Management (as the general partner of Trinad Capital) beneficially own 1,787,296 shares of the Common Stock of the Issuer, representing 3.53% of the issued and outstanding shares of Common Stock of the Issuer. Trinad Management has the power to vote or to direct the vote of those shares of Common Stock owned by Trinad Capital and Trinad Management has the power to dispose of or direct the disposition of those shares of Common Stock owned by Trinad Capital.

As of the date hereof, each of Strategic Turnaround, Galloway Capital (as the general partner of Strategic Turnaround) and Gary Herman (as a Managing Member of Galloway Capital) beneficially own 543,910 shares of the Common Stock of the Issuer, representing 1.08% of the issued and outstanding shares of Common Stock of the Issuer. Each of Galloway Capital and Gary Herman share the power to vote or direct the vote of those shares of Common Stock owned by Strategic Turnaround and each of Galloway Capital and Gary Herman share the power to dispose of or direct the disposition of those shares of Common Stock owned by Strategic Turnaround.

As of the date hereof, Bruce Galloway beneficially owns 1,277,082 shares of the Common Stock of the Issuer representing 2.53% of the issued and outstanding shares of Common Stock of the Issuer, consisting of (i) 543,910 shares of Common Stock owned by Strategic Turnaround (as a Managing Member of Galloway Capital); and (ii) 708,172 shares of Common Stock owned by Bruce Galloway IRA and Rexon Galloway Capital Growth, LLC. Mr. Galloway shares the power to vote or direct the vote and to dispose of or direct the disposition of those shares owned by Strategic Turnaround with each of Galloway Capital and Gary Herman. Mr. Galloway has the sole power to vote or direct the vote and, to dispose of or direct the disposition of the 708,172 shares owned directly by the Bruce Galloway IRA.

(c)  The Reporting Persons purchased the following shares of the Company’s Common Stock within the past 60 days.

(i)  On each of the following dates and at the following prices per share, Strategic Turnaround made purchases of Common Stock on the open market with its working capital:

Date of Purchase	No. of Shares Acquired	Price Per Share
11/23/2009	20,500.2657
11/16/2009	53,992	.202566
12/02/2009	12,830.1721
12/03/2009	25,000.18
12/21/2009	142,665.0406
12/22/2009	40,000.0724

(ii) On each of the following dates and at the following prices per share, Trinad Capital made purchases of Common Stock on the open market with its working capital:

Date of Purchase	No. of Shares Acquired	Price Per Share
12/23/09	350,000.0736
12/24/09	181,000	.07880
12/29/09	469,000	.05260
1/05/10	121,751	.02740
1/06/10	521,645	.02990
1/7/10	143,900	.02850

(iii) On each of the following dates and at the following prices per shares Bruce Galloway, IRA made purchases of Common Stock on the open market with personal funds:

Date of Purchase	No. of Shares Acquired	Price Per Share
11/17/2009	18,565.2075
11/18/2009	10,000.222
11/19/2009	8,647.215
11/20/2009	24,019.2245
11/23/2009	20,500.2657
12/21/2009	142,666.0406
12/30/2009	39,000.0469

(iv) On each of the following dates and at the following prices per shares Larry Hopfenspirger made purchases of Common Stock on the open market with personal funds:

Date of Purchase	No. of Shares Acquired	Price Per Share
11/18/2009	20,000.208
11/18/2009	20,000.2079
11/18/2009	15,700.2079
11/18/2009	746.2074
11/18/2009	17,077.219
11/18/2009	2,923.22
11/18/2009	20,000.22
11/18/2009	9,380.22
11/19/2009	400.21
11/19/2009	200.2118
11/19/2009	19,800.22
11/20/2009	20,000.2195
11/18/2009	100.2198
11/20/2009	19,900.222
11/20/2009	100.2203
12/21/2009	100,000.0365
12/21/2009	190,000.04
12/221/2009	99,300.04
12/21/2009	700.0399
12/21/2009	100,000.0399
12/23/2009	100,000.072
12/23/2009	19,320.068
12/23/2009	100,000.0728
12/28/2009	12,500.045
12/28/2009	187,500.0501
12/30/2009	1,100.044
12/30/2009	1,000.048
12/31/2009	2,700.0435
12/31/2009	100,000.045
12/31/2009	100,000.0437

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trinad Capital Master Fund Ltd

January 20, 2010	By:/s/ Robert Ellin___________________
Name:  Robert Ellin
Title: Managing Director of Trinad Management, LLC, the General Partner of Trinad Capital Master Fund Ltd

Trinad Management, LLC

January 20, 2010	By: /s/ Robert Ellin__________________
Name:  Robert Ellin
Title: Managing Director

Strategic Turnaround Equity Partners, L.P. (Cayman)

January 20, 2010	By:/s/ Gary Herman________________
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management LLC

January 20, 2010	By:/s/ Bruce Galloway_______________
Name: Bruce Galloway
Title: Managing Member

January 20, 2010	/s/ Bruce Galloway_______________
Bruce Galloway

January 20, 2010	/s/ Larry Hopfenspirger___________
Larry Hopfenspirger

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Trinad Capital Master Fund Ltd

January 20, 2010	By:/s/ Robert Ellin___________________
Name:  Robert Ellin
Title: Managing Director of Trinad Management, LLC, the General Partner of Trinad Capital Master Fund Ltd

Trinad Management, LLC

January 20, 2010	By: /s/ Robert Ellin__________________
Name:  Robert Ellin
Title: Managing Director

Strategic Turnaround Equity Partners, L.P. (Cayman)

January 20, 2010	By:/s/ Gary Herman________________
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management LLC

January 20, 2010	By:/s/ Bruce Galloway_______________
Name: Bruce Galloway
Title: Managing Member

January 20, 2010	/s/ Bruce Galloway_______________
Bruce Galloway

January 20, 2010	/s/ Larry Hopfenspirger___________
Larry Hopfenspirger